Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Canadian Zinc Corporation (the “Company”)
Suite 1710 - 650 West Georgia Street
Vancouver, BC V6B 4N9

ITEM 2.	DATE OF MATERIAL CHANGE

May 14, 2018.

ITEM 3.	NEWS RELEASE

Issued on May 15, 2018 and distributed through the facilities of Canada Newswire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company entered into an equity financing agreement with RCF VI CAD LLC ("RCF VI LLC"), a wholly-owned subsidiary of Resource Capital Fund VI L.P. ("RCF VI L.P."), pursuant to which RCF VI LLC has agreed, subject to shareholder and regulatory approvals, to purchase 100 million units of the Company, composed of one share and one-half of one share purchase warrant, at $0.20 per unit, for gross proceeds of $20 million.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it has entered into an equity financing agreement with RCF VI LLC, pursuant to which RCF VI LLC has agreed, subject to shareholder and regulatory approvals, to purchase 100 million shares of the Company at $0.20 per share, for gross proceeds of $20 million. As part of the placement, RCF VI LLC will be issued 50 million warrants, exercisable at $0.25 per share until December 31, 2018.

The use of proceeds of the equity financing will include repayment of the US$10 million bridge loan advanced by RCF VI L.P. in December 2017 (and the discharge by RCF VIL L.P. of all of its obligations thereunder and all of the security in respect thereto) and the ongoing development of the Company’s flagship Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories, Canada, including additional engineering and permitting work, and general working capital. Pursuant to the equity finance agreement, RCF VI LLC is granted certain approval and oversight rights in respect of certain 2018 project budgets, compensation and benefits reviews and environmental and permitting reviews (and the consultants to be used in connection therewith).

The proposed equity financing with RCF VI LLC will be submitted to shareholders for approval at the forthcoming annual general and special meeting of shareholders of the Company, scheduled to be held in Vancouver, British Columbia, on June 27, 2018, and is subject to certain conditions precedent and regulatory approvals.

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The existing Investor Agreement with RCF VI L.P., which contains various rights granted to RCF VI L.P., including participation rights to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder, will be amended to include RCF VI LLC and to provide for the right of RCF VI L.P. to nominate additional members to the board of directors proportional to its shareholding, and to provide certain other project oversight rights.

As of the date of the equity financing agreement, RCF VI L.P. and its affiliates (including RCF VI LLC) held 51,630,000 common shares of the Company, representing approximately 19.7% of the Company's issued and outstanding shares. Accordingly, RCF VI L.P. is a "related party" of the Company as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the equity financing constitutes a “related party transaction” as defined in MI 61-101. The equity financing was considered and unanimously approved by the Company's board of directors. This transaction is subject to the minority shareholder approval requirement in MI 61-101. It is exempt from the formal valuation requirement of MI 61-101 pursuant to the exemption contained in s. 5.5(c) (Distribution of Securities for Cash) as: (a) either the Company nor, to the knowledge of the Company after reasonable inquiry RCF VI L.P. has any knowledge of any material information concerning the Company or its securities that has not been generally disclosed and (b) the management information circular to be distributed to shareholders of the Company in respect of the minority shareholder approval of the transaction will contain the disclosure required by MI 61-101. Upon completion of the financing, RCF VI L.P. and its affiliates (including RCF VI LLC) will hold approximately 41.4% of the Company's outstanding shares. Assuming the exercise of all of the warrants to be issued to RCF VI LLC in the financing, RCF VI L.P. and its affiliates (including RCF VI LLC) would hold approximately 48.5% of the Company's issued and outstanding shares.

A copy of the news release announcing the equity financing agreement is included as schedule "A" to this report.

ITEM 5.2	DISCLOSURE FOR RESTRUCTING TRANSACTION

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

Not applicable.

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ITEM 8.	EXECUTIVE OFFICER
Contact:	John F. Kearney, Chairman and Chief Executive Officer Telephone: (416) 362-6686
ITEM 9.	DATE OF REPORT

May 24, 2018.